

January 23, 2023

Anthony Vang
Treasurer and Principal Accounting Officer
Securetech Innovations, Inc.
2355 Highway 36 West , Suite 400
Roseville , MN 55113

> **Re: Securetech Innovations, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **File No. 0-55927**

Dear Anthony Vang:

We have reviewed your January 10, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2022 letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2021

Controls and Procedures, page 4

1. We have reviewed your response to comment 1 and note that the revised management report on internal control over financial reporting included within your Form 10-K/A indicates that your "disclosure controls and procedures were not adequate." Considering disclosure controls and procedures differ from internal controls over financial reporting, please amend your filing to clearly indicate that your internal controls over financial reporting were not effective. As indicated in our prior comment, refrain from using "not adequate" language. See Items 307 and 308 of Regulation S-K.

You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Andrew Blume, Senior Staff Accountant at 202-551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing